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VIVENDI
   UNIVERSAL


                   Successful placement of Vivendi Universal's
                        high yield issue to refinance SIT

Paris, July 2, 2003 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) announces today the successful pricing of its private placement of high yield notes designed to refinance the credit facility incurred in January 2003 for an amount of E1.3 billion by Societe d'Investissement pour la Telephonie (SIT) in connection with the acquisition from BT Group of a 26% stake in Cegetel Groupe.

The successful pricing led the group to increase the total amount to an equivalent of E1.35 billion. The five-year notes have been structured in two tranches of respectively $975 million and E500 million. The strong demand from investors enabled Vivendi Universal to benefit from an interest rate of 6.25% for each of the two tranches. Those coupons will allow the group to reduce its financing costs.

Following repayment of its credit facility, SIT will merge with Vivendi Universal, allowing the group to simplify the ownership structure of the 26% stake in Cegetel Groupe acquired in January 2003, and thereby to consolidate its access to dividends from Cegetel Groupe.

Vivendi Universal controls 70% of Cegetel Groupe, France's leading private telecommunications operator, and 56% of SFR, the second mobile telephone operator in France with a market share of more than 35% and 13.7 million customers at the end of the first quarter of 2003 (source: ART).

Important disclaimers:
----------------------

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the notes may not be offered, sold, re-sold, delivered or transferred, directly or indirectly, in, into or from the United States at any time except pursuant to the terms of an applicable exemption under the U.S. Securities Act and applicable securities laws of the United States.

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


CONTACTS:

Media
Paris                                 New York
Antoine Lefort                        Anita Larsen
+33 (1).71.71.1180                    (1) 212.572.1118
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086